August 8, 2011
Kevin W. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3628

Re:	Nationstar Mortgage LLC and Nationstar Capital Corporation
Amendment No. 7 to Registration Statement on Form S-4, Filed on
July 22, 2011 (File No. 333-171370) (the “S-4 Registration Statement”)
and Nationstar Mortgage Holdings Inc. Amendment No. 2 to
Registration Statement on Form S-1, Filed on July 6, 2011 (File No. 333-
174246) (the “S-1 Registration Statement” and together with the S-4
Registration Statement, the “Registration Statements)
Dear Mr. Seaman,
     On behalf of Nationstar Mortgage LLC (the “Company”), Nationstar Capital Corporation (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “S-4 Registrants”), and on behalf of Nationstar Mortgage Holdings Inc. (the IPO Company”), set forth below is a response to a comment of the staff (the “Staff”) of the Securities and Exchange Commission as provided by the Staff during a telephonic conference on July 21, 2011 with respect to the Registration Statements.
     For your convenience, a summary of the Staff’s telephonic comment is set forth in bold below, followed by the relevant response.

Kevin W. Vaughn.
August 8, 2011, p. 2
Security Ownership of Certain Beneficial Owners and Management, page 142 of the S-4 Registration Statement
      Please confirm that no natural person or persons other than Wesley R. Edens is deemed to be a beneficial owner.
Response:
     The Company confirms that no natural person other than Wesley R. Edens may be deemed to have either sole or shared voting or investment control over the shares of the Company listed as beneficially owned by FIF HE Holdings LLC (“Holdings”), a limited liability company that is the sole member of the Company. As described in footnote 1 on page 142 of the Registration Statement, 16 fund entities (the “Fortress Fund Entities”) are the direct owners of the entire membership interest in Holdings, and relate to two Fortress private equity funds, Fortress Fund III Funds and Fortress Fund IV Funds.
     The Fortress Fund III Funds include Fortress Investment Fund III LP, Fortress Investment Fund III (Fund B) LP, Fortress Investment Fund III (Fund C) LP, Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., FIF III B HE BLKR LLC, and FIF III C HE BLKR LLC, each of which has Fortress Fund III GP LLC as its general partner. The Fortress Fund III Funds’ investment activity is overseen by an investment committee comprised of Wesley Edens, Robert Kauffman, Randal Nardone, Joseph Adams, Jonathan Ashley and Allison Thrush. In this investment committee, no natural person other than Mr. Edens exercises decision making power so as to give rise to potential beneficial ownership of the Company’s shares held by Holdings. In addition, Mr. Edens exercises effective veto power with respect to investment decisions by the investment committee.
     The Fortress Fund IV Funds include Fortress Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G) L.P., FIF IV B HE BLKR LLC and FIF IV CFG HE BLKR LLC, each of which has Fortress Fund IV GP L.P. as the general partner. The Fortress Fund IV investment activity is overseen by an investment committee comprised of Wesley Edens, Robert Kauffman, Randal Nardone, Joseph Adams, Jonathan Ashley and Allison Thrush. In this investment committee, no natural person other than Mr. Edens exercises decision making power so as to give rise to potential beneficial ownership of the Company’s shares held by Holdings. In addition, Mr. Edens exercises effective veto power with respect to investment decisions by the investment committee.
     As a function of the decision making process for the Fortress Fund III Funds and Fortress Fund IV Funds, no natural person except for Mr. Edens exercises investment control over the shares of the Company. The Company notes that this is consistent with the position taken by Fortress Investment Group LLC on page 7 of its definitive proxy statement of filed with the

Kevin W. Vaughn.
August 8, 2011, p. 3
Commission on Schedule 14A on April 14, 2011, which discloses that Mr. Edens is responsible for Fortress Investment Group LLC’s private equity business. No other individual is disclosed as having such responsibility.
     As a result, the Company has concluded that no natural person other than Mr. Edens may be deemed to have either sole or shared voting or investment control over the shares of the Company listed as beneficially owned by Holdings.
Principal and Selling Stockholders, page 142 of the S-1 Registration Statement
      Please explain how the disclosure of Wesley R. Edens as the sole beneficial owner of the IPO Company’s shares listed as beneficially owned by Holdings complies with Compliance and Disclosure Interpretation 240.04 with respect to Item 507 of Regulation S-K.
     Response:
     The IPO Company has considered the Staff’s guidance as set forth in Compliance and Disclosure Interpretation 240.04 with respect to Item 507 of Regulation S-K.
     Initially, the IPO Company notes that the analysis above also applies. After giving effect to the offering, the Fortress Entities will hold their interest in the IPO Company through Holdings as described above. The IPO Company also confirms that in reaching the determination that none of the individual members of the investment committee (other than Mr. Edens) may be deemed to possess “beneficial ownership,” the IPO Company has not relied on the reasoning, rejected in Interpretation 240.04, that voting or investment power is too widely dispersed among a group of individuals for any one individual to be deemed to possess it. Rather, as discussed above, the IPO Company’s determination is based on the actual authority over voting and investment decisions as described above.
*           *           *
     We hope that this response adequately addresses the Staff’s comment. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Duane McLaughlin at (212) 225-2106.

Kevin W. Vaughn.
August 8, 2011, p. 4

Sincerely, CLEARY GOTTLIEB STEEN & HAMILTON LLP
/s/ Duane McLaughlin
Duane McLaughlin, a Partner

cc:	Anne Sutherland, Esq. Executive Vice President and General Counsel Nationstar Mortgage LLC